[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 293/2003
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                                                                DATE: 11/12/2003


    NATIONAL PIPELINE SYSTEM, BACKBONE OF THE PEMEX DISTRIBUTION SYSTEM: RML

            o   Clandestine outlets, its main problem
            o   Over 21 thousand kilometers of right of way with varied problems

PUEBLA, Puebla., November 12, 2003. By making public the principal problems that affect the national transportation and hydrocarbon distribution system, the Petroleos Mexicanos General Manager, Raul Munoz Leos, reported that between 1987 and 2003, 134 incidents from various PEMEX Refinery pipelines have been registered. Of these, 126 -around 95 percent-- were produced by the installation of clandestine outlets.

         Instants before the State Governor, Melquiades Morales Flores, inaugurated the Seventh Congress and International Pipeline Expo, in the Convention Center of this city, Munos Leos informed that the subsidiary PEMEX institutions possess records of over 21 thousand kilometers of right of way that face different problems, which affect and endanger reliable operation of the pipelines.

         Among these problems, he said, there is unlawful human settlement, the payment demanded by the property owners, difficult and conflictive access transactions in matters related to obtaining new permits, as well as access to already existing rights of way which have turned into sociopolitical problems.

         He pointed out that the first steps in the solution to these problems, should revolve around creating a coordinated strategy for all of the subsidiary institutions; have a regularization program, which favors property acquisition; define a right of way normative standard, and establish the budget previsions that would permit this regularization.

         In addition, he commented on the fact that PEMEX Refinery has undertaken countless activities in order to solve the clandestine outlet problem, in order to support the timely detection of this crime and the arrest of those responsible. These illicit acts -he emphasized-- affect operation and have enormous economic repercussions, which include risk of accidents what would cause serious ecological damage.

         Also, he indicated that the Physical Security Inter-agency Commission was established. This will be in charge of setting strategies and approving plans and resources directed toward fighting the problems associated with clandestine outlets.

         On the other hand, he said that all levels of governmental authorities, including the armed forces, will collaborate as far as they are able, in forbidding the crime, arresting the guilty, presenting them to the Public Ministry and monitoring any relapse.

         He said that the governments and congresses of the states in which PEMEX operates could impel changes in legislation, by making it a sever felony to install clandestine outlets in the pipelines of the State-federal agency. This should prevent easy and quick release of the responsible parties.

         Munos Leos told the congressmen that any effort made to insure the reliability of the Petroleos Mexicanos National Pipeline System will result in enormous economic and strategic benefits for the company and its subsidiary institutions.

         He commented that the resources dedicated to the training and consciousness formation concerning the situation are critical to promote improvement in the technicians and administrators, as well as being utilized to continue the modernization process, and to contribute to the compliance with Petroleos Mexicanos objectives-

         Munoz Leos also stated that the exchange of experience, exhibition of state of the art- technology, assimilation to new practices, and the mingling between PEMEX specialists and experts from private companies will doubtless contribute towards maintaining the Mexican oil industry at the head of Latin America in this field, and as one of the most important worldwide.

         In his speech, the PEMEX General Manager also mentioned how important it is for the company to have a national pipeline system, which guarantees the transportation and distribution, of hydrocarbons and petroleum production, required for the development of Mexico.

         He highlighted that the national pipeline system represents the backbone of the PEMEX distribution system, and that adequate administration, operation and maintenance of this complex network is of utmost importance, in order to maximize, in the long run, the economic value of the industry.

         He pointed out, that given the risky nature of the industrial production and transformation processes, as well as their impact on the environment, the fundamental preoccupation of PEMEX, is centered on obtaining the best safety conditions in order to provide a more efficient performance, guaranteeing timely supply of its products, and on accurately complying with the applicable regulations.

         Finally, he referred to being able to have confidence in the national pipeline system. It has an average age of a quarter of a century, and is over 38 thousand 500 kilometers long, without taking into consideration over 14 thousand kilometers of discharge lines from operating wells. They are administered by the subsidiary institutions in accordance with strict reliability criteria, favoring worker and community welfare, as well as facility security and environment preservation.

         PEMEX Refinery and Petrochemicals General Managers, Juan Bueno Torio and Rafael Beverido Lomeli; the Corporate Operations Manager, and President of the Congressional Organizing Committee, Jose Antonio Ceballos Soberanis; the PEMEX General Management Counselor Coordinator, Jorge Ocejo Moreno, the Operations Coordination Sub-Manager, and the President of the PEMEX Pipeline Committee and Subsidiary Institutions, Pedro Silva Lopez, as well as the Mayor of the city Pueba de los Angeles, Luis Paredes Moctezuma, were present at the inaugural ceremony.